Exhibit 21.1
Fidelity National Information Services, Inc.
A Georgia Corporation
List of subsidiaries
As of 12/31/2007
3 subsidiaries

Company	Incorporation

eFunds Corporation	Delaware

Fidelity Information Services, Inc.	Arkansas

Fidelity National Card Services, Inc.	Florida